Exhibit 99(g)(5)

AMENDMENT TO CUSTODIAN AGREEMENT

THIS AMENDMENT TO CUSTODIAN AGREEMENT (“Amendment”) is made and entered into effective as of July 1, 2019, by and among First American Funds, Inc., a Minnesota corporation (“Fund”) and U.S. Bank National Association (“Custodian”).

WHEREAS, the Fund and Custodian are parties to that certain Custodian Agreement, dated effective as of July 1, 2006 (“Agreement”); and

WHEREAS, the parties desire to amend the fee schedule of the Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.           Fee Schedule.  The fee schedule attached as Exhibit D to the Agreement shall hereby be deleted and replaced with the fee schedule attached as Exhibit D to this Amendment.

2.          Entire Agreement.  Except as amended hereby, the Agreement shall remain in full force and effect.  Any references to the Agreement shall be deemed to be the Agreement, as amended by this Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

First American Funds, Inc.

By:	/s/ Jill M. Stevenson
Name:	Jill M. Stevenson
Title:	Treasurer

U.S. Bank National Association

By:	/s/ Anita M. Zagrodnik
Name:	Anita M. Zagrodnik
Title:	Senior VP

Exhibit D

to the

Custodian Agreement

Custody Services Fee Schedule

Annual Fee Based Upon Market Value per Fund

Basis point on average daily market value of all long securities and cash held in the portfolio

0.45 basis points on the First $25 billion

0.40 basis points on the Next $25 billion

0.35 basis points on balance

Chief Compliance Officer Support Fee

■	$3,000 per year per fund complex

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred: expenses incurred in the safekeeping, delivery and receipt of securities, shipping, transfer fees, deposit withdrawals at custodian (DWAC) fees, SWIFT charges, negative interest charges and extraordinary expenses based upon complexity.

Additional Services

■	See Additional Services fee schedule for global servicing.
■	$600 per custody sub – account per year (e.g., per sub –adviser, segregated account, etc.)
■	Class Action Services – $25 filing fee per class action per account, plus 2% of gross proceeds, up to a maximum per recovery not to exceed $2,000.
■	No charge for the initial conversion free receipt.
■	Overdrafts – charged to the account at prime interest rate plus 2% unless a line of credit is in place.

Additional services not included above shall be mutually agreed upon at the time of the service being added.  In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

Fees are calculated pro rata and billed monthly.